Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alelo Inc.
5200 W Century Blvd. Suite 290
Los Angeles, CA 90045
https://www.alelo.com/

Up to $1,069,999.56 in Common Stock at $0.69
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Alelo Inc.
Address: 5200 W Century Blvd. Suite 290, Los Angeles, CA 90045
State of Incorporation: CA
Date Incorporated: January 03, 2006

Terms:

Equity

Offering Minimum: $9,999.48 | 14,492 shares of Common Stock
Offering Maximum: $1,069,999.56 | 1,550,724 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.69
Minimum Investment Amount (per investor): $276.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See
Bonus info below.*


Investment Incentives and Bonuses*


Time-Based Perks

72-Hour Early Bird Bonus

Invest within the first 72 hours and receive additional bonus shares equal to 15% of
the shares you purchased.

One-Week Early Bird Bonus

Invest within the first week and receive an additional 10% of the shares you purchased.

Two-Week Early Bird Bonus

Invest within the first two weeks and receive an additional 5% of the bonus shares you
purchased.

Amount-Based Perks*

$500 – Exclusive 1-Year Subscription

Normally only available to corporate clients, get an exclusive 1-year individual
subscription to Enskill® EPC or Enskill® English to hone your communication skills
with our AI avatars.

$1,000 – Investor Video Conference

Get the Exclusive 1-Year Subscription perk plus get insider information on Alelo in the
quarterly Investor Video Conference, including what's new with Alelo, advancements

in Alelo's cutting-edge technology, and Alelo's vision moving forward.

$1,500 – Bonus Gift Subscription

Get the Exclusive 1-Year Subscription and Investor Video Conference perks, plus a bonus gift subscription for someone you know to Enskill® EPC or Enskill® English to hone his/her communication skills with our AI avatars.

$10,000 – Company Tour + Avatar in Your Image

Spend the night at the Luxe Sunset or Luxe Rodeo Drive and tour Alelo. Plus get an avatar made in your image! Share it by phone or social media, and we'll even use your avatar in our products, if you agree. Airfare to Los Angeles not included.

<u>The 10% Bonus for StartEngine Shareholders</u>

Alelo Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering (the "10% Bonus"). For example, if you buy 100 shares of Common Stock at $0.69 / share, you will receive an extra 10 shares of Common Stock, meaning you'll own a total of 110 shares of Common Stock for $69. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

* All of the foregoing perks occur when the offering is completed.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the securities. However, this proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Alelo Inc. (the "Issuer", the "Company", "we", "us" or "our") uses artificial intelligence to help people realize their potential, by helping them develop better communication and interpersonal skills. Alelo developed its technology originally to help military members quickly learn foreign languages and cultures, helping to reduce conflicts and even save lives. It now makes this technology available via the cloud to educational institutions and companies worldwide. Alelo offers subscriptions to its online products, and also creates custom AI simulations for its larger customers. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform. Alelo has a wholly-owned subsidiary, Alelo TLT, LLC, which provides services to the Federal government.

Competitors and Industry

Our competitors can be categorized in a few separate sectors.

First, major digital language learning providers include Rosetta Stone, Duolingo, and Memrise; unlike their products Alelo products give learners opportunities to practice spoken communication in a safe environment and provide them feedback.

Second, major digital training providers include LinkedIn Learning and SkillSoft; their products make little or no use of AI in the interaction with the learner, resulting in learning materials that are often boring and tedious and do not yield significant long-term learning gains.

Third, major talent acquisition technology providers include Talview, Glider, Montage, and HireView; rather than compete with them, Alelo is pursuing partnership agreements with talent acquisition platforms to offer AI-driven assessments on their platforms. Unlike these companies, Alelo has extensive experience and track record in AI-based learning and patented AI technologies; as more and more learners use Alelo products, Alelo captures learner data and uses them to continually retrain AI models and improve system performance.

Current Stage and Roadmap

Alelo's flagship product is its Enskill® technology platform, which delivers AI simulations on computers, mobile devices, and virtual reality (VR) displays. Alelo offers a variety of learning and assessment products that run on Enskill®. Enskill® English is in use across Latin America and is expanding into China. VCAT (Virtual Cultural Awareness Trainer) courses have been developed for over 90 countries and used by over 300,000 people to date. Investment in this offering will permit Alelo to open its technology platform to third-party developers and transition fully to a platform business model.

The Team

Officers and Directors

Name: Lewis Johnson

Lewis Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 03, 2006 - Present
  Responsibilities: Leads company strategy, operations, research and development, and overall management of the business.

- **Position:** Chairman of the Board
  Dates of Service: May 02, 2019 - Present
  Responsibilities: Leadership of the Board of Directors.

- **Position:** Director
  Dates of Service: December 03, 2006 - Present
  Responsibilities: Fiduciary responsibility for the Company.

Name: Thomas Lyman Chun

Thomas Lyman Chun's current primary role is with Private investor. Thomas Lyman Chun currently services <1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 16, 2012 - Present
  Responsibilities: Fiduciary responsibility for the Company.

Name: Richard Koffler

Richard Koffler's current primary role is with Syntouch, Inc.. Richard Koffler currently services <1 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 16, 2012 - Present
  Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

- **Employer:** Syntouch, Inc.
  Title: CEO
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Overall management and strategy

Name: Karen Chiang

Karen Chiang's current primary role is with Independent consultant. Karen Chiang currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 18, 2018 - Present
  Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

- **Employer:** Pearson, Inc.
  Title: VP Sales - Talent and Emerging Markets
  Dates of Service: January 01, 2017 - February 01, 2018
  Responsibilities: Oversee an in-market professional sales team of ~50 full time sales and operational and support personnel responsible for selling a full suite of assessment products to clinical psychologists, healthcare institutions, school districts, corporations and administrators.

Other business experience in the past three years:

- **Employer:** Alelo Inc.
  Title: Advisory Board Member
  Dates of Service: April 01, 2012 - January 18, 2018
  Responsibilities: Advisor to the Company.

Name: Jay "Eli" Eisenberg

Jay "Eli" Eisenberg's current primary role is with Straight Line Management. Jay "Eli" Eisenberg currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Interim CFO & Consultant
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Eli provides consulting services to the Company through his business, Straight Line Management. Eli's service also includes acting as interim CFO for the Company where he handles financial management.

Other business experience in the past three years:

- **Employer:** Straight Line Management
  Title: Founder & CEO
  Dates of Service: November 01, 1991 - Present
  Responsibilities: Straight Line Management provides growing companies with senior-level expertise in finance, strategic planning, and business management on a part-time or project basis. Eli runs all business aspects as CEO.

Name: Cliff Kamida

Cliff Kamida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Production
  Dates of Service: December 01, 2011 - Present
  Responsibilities: Management of operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our patents and other intellectual property could become unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their

realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We may compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They do not currently have products similar to Enskill®, but they might attempt to do so. They might succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

Your rights to sell these securities are restricted.

These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be offered, sold, or otherwise transferred, pledged, or hypothecated except as permitted under the Act and applicable state securities laws pursuant to registration or an exemption therefrom.

Our financial projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for the Company's products, that people think they are a better option than the competition and are priced at a level that allows the Company to make a profit and still attract business.

Creditors might demand payment of outstanding debts.

The Company has outstanding promissory notes requiring balloon payments when they fall due. It is possible that a creditor will refuse to renegotiate to renew these notes when they fall due and demand immediate payment, at which time the Company might be unable to comply.

General

Certain statements contained in this Offering Memorandum constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Due to various risks and uncertainties, including those set forth below, actual events or results or the actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements.

Uncertain Risk

An investment in our Common Stock involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore,

the purchase of any of our Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage startup companies, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Company's Common Stock, and it is not expected that any market will develop in the foreseeable future.
The shares of Common Stock sold in this offering will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). You will be required to make investment representations agreeing to restrictions on transfer necessary to satisfy the requirements of such exemption, and certificates representing the shares will bear legends indicating they are so restricted. Consequently, you may not be able to liquidate your investment and should be prepared to hold the shares for an indefinite period.

The securities being offered have not been registered under the Securities Act in reliance, among other exemptions, on the exemptive provisions of Section 4(a)(6) ofthe Securities Act and Regulation Crowdfunding promulgated thereunder
Similar reliance has been placed on available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company may not pay dividends for the foreseeable future.
Although the holders of Common Stock are entitled to receiving dividends, as stated in the Company's Articles of Incorporation (as amended), holders of Common Stock are not guaranteed to receive any dividends from the Company. Accordingly, if you anticipate the need for current dividends or income from an investment in the Company's Common Stock you should not purchase any of the securities offered in the offering.

The Company may not achieve an exit
Like many other businesses, there are three primary ways to monetize the Company for its investors: (1) grow the business as a revenue generating entity that pays dividends to its stockholders from its operations; (2) grow the business into an attractive acquisition target and sell it; and (3) pursue an initial public offering. The Company does not plan to make distributions of profits to investors but may do so in amounts and at such times as management deems appropriate in its sole discretion. The Company can give no assurances that it will achieve any of these paths to liquidity.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in debt and/or equity financings in the future, which may reduce the value of your investment in our Common Stock. The extent of such possible reduction is difficult to predict in advance. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of a future preferred stock financing could be more advantageous to those investors than to the holders of our Common Stock. In addition, if we need to raise more equity capital from another sale of our Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment in this offering, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds received in this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the proceeds reserved for one category to another, and we will have broad discretion in doing so.

Officers and directors are entitled to certain protections from the Company
The Company will indemnify the officers and directors of the Company, as well as certain persons serving in certain other capacities at the request of the Board (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While the Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit its ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Additional Unforeseen Risks

In addition to the risks described in this section, and elsewhere in this Offering Memorandum, other risks not presently foreseeable could negatively impact the Company's business, could disrupt its operations and could cause the Company to fail. Ultimately, you bear the risk of a complete and total loss of your investment.

Certain other factors may affect future success

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, and/or other increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out, and after priority liquidation preferences for equity securities, if any, have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

If the Company incurs debt, there may be risks associated with such borrowing

Management of the Company has the unrestricted right to cause the Company to borrow money. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness.

Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of stockholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our products could fail to achieve the sales projections we are expecting

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our products currently have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The success of the Company's business depends on its ability to effectively market and sell its product and related services

The Company's ability to establish effective marketing and advertising campaigns is the key to its success and meeting its sales projections. The Company's advertisements promote its corporate image, product and related services. If the Company is unable to increase awareness of its brand, product and related services, the Company may not be able to attract new customers. The Company's marketing activities may not be successful in promoting the product and related services the Company sells or in retaining and increasing its customer base. The Company cannot assure you that its marketing programs will be adequate to support its future growth, which may result in a material adverse effect on its results of operations.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may reduce the working capital available the Company. Our failure to obtain or maintain adequate protection for our intellectual property rights for any reason could hurt our competitive position.

Our intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional service providers in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right service providers in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Alelo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Alelo could harm our reputation and materially negatively impact our financial condition and business.

Creditors might demand payment of outstanding debts

The Company has outstanding promissory notes requiring balloon payments when they become due. It is possible that a creditor will refuse to renegotiate to renew these notes when they become due and may demand immediate payment, at which time the Company might be unable to comply.

Concurrent Share Offering

The Company is concurrently offering shares of preferred stock at $0.69 per share, limited to accredited investors who purchase a minimum of $10,000 worth of shares. Purchasers of common stock in this offering will receive securities with fewer rights than the preferred stock, which has full voting rights, the right to purchase additional shares to protect against dilution, and preferential rights to proceeds in the event of liquidation.

The Company has incurred losses in the past and anticipates that it may incur losses in the future

The Company has incurred losses in some years and anticipates that it may incur losses in the future. The Company has financed its operations primarily through

private offerings of equity securities and debt and the sales of its services. The Company expects its research and development expenses to continue in connection with its services and other development activities. The Company also expects that its general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to technology companies. As a result, the Company expects it may continue to incur operating losses in the future. These losses, among other things, have had and will continue to have an adverse effect on the Company's stockholders' equity. The Company may not have enough funds to sustain its business until it becomes profitable. Even if the Company raises funds through a crowdfunding round, the Company may not accurately anticipate how quickly it may use such funds and if such funds are sufficient to bring the business to sustained profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lewis Johnson	7,267,310	Common Stock	51.44
Lewis Johnson	545,363	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,550,724 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 12,461,691 outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote per share held.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to preferences that may be granted to holders of our preferred stock, holders of shares of common stock ("Common Shares") are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Board") out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Shares may be restricted by law, loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, after the payment or setting aside for payment to the holders of our preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed pro-rata to the holders of our common stock in proportion to the number of Common Shares held by them.

Rights and Preferences

The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The amount of security authorized is 12,000,000 with a total of 2,724,977 outstanding.

Voting Rights

Each holder of shares of our FlashSeed Preferred Stock ("Preferred Shares") is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted as of the record date. The holders of Preferred Shares are entitled to vote on all matters on which the Common Shares are entitled to vote. Fractional votes are not, however, permitted and any fractional voting rights are disregarded.

Material Rights

Dividend Rights

In the event that dividends are paid on any Common Shares (other than dividends on Common Shares payable in additional shares of common stock), the Company shall pay a dividend on all outstanding Preferred Shares in a per share amount equal (on an

as-if-converted-to-common-stock basis) to the amount paid or set aside for each Common Share.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Shares by reason of their ownership of such stock, an amount per share for each Preferred Share held by them equal to the greater of (i) liquidation preference for such Preferred Share and (ii) such amount per share as would have been payable had all Preferred Share been converted into Common Stock immediately prior to such liquidation event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

Rights and Preferences

The rights, preferences, and privileges of the holders of Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of our Preferred Stock that we may designate from time to time in the future.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a potentially larger company. This increase in the number of shares outstanding could result from a subsequent stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with

each share being worth less than before (primarily due to our sale of securities at a lower valuation than in earlier offerings, also referred to as a "down round"), and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** FlashSeed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,505,231.00
  Number of Securities Sold: 2,398,889
  Use of proceeds: Product development, marketing and company operations.
  Date: January 31, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $200,000.62
  Number of Securities Sold: 289,856
  Use of proceeds: Research & development, marketing and company operations.
  Date: September 26, 2017
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $25,000.08
  Number of Securities Sold: 36,232
  Use of proceeds: Research & development, marketing and company operations.
  Date: June 06, 2019
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has generated revenues since the first year of its operation. Initially, these revenues came from development projects for the US Government, together with some licenses for off-the-shelf products. This business has provided revenues over the history of the Company but has low margins and revenues have been vulnerable to contracting delays, program funding cuts, and government shutdowns.

Starting three years ago the Company made the decision to transition from a project-based business model to a business model relying predominantly upon recurring revenue from subscriptions of products served on our cloud-based Enskill® platform. The advantage of the subscription-based approach is that revenue scales linearly with the number of registered users while operating costs scale very gradually as the number of registered users increases. We targeted new commercial customers that are amenable to entering into recurring revenue contracts that pay higher margins than development projects. 2018 and 2019 began to show results from this transition, and we forecast that this transition will result in additional increases in revenue and gross margins in 2020.

Year ended December 31, 2019, compared to the year ended December 31, 2018

Revenue

Revenue in 2019 was $1.851M, down 23% from 2018. The decrease was mainly in our government business, which decreased by 18% and tends to vary from year to year. Government revenue can fluctuate significantly from year to year. In our commercial business, the proportion due to recurring revenue increased from 22% in 2018 to 47% in 2019.

Cost of revenue

The cost of sales in 2019 was $691,836, down 30% from 2018. The cost of revenue on development projects is a function of labor costs, which grow and decrease in proportion to the work to be done.

Operating expenses

Operating expenses in 2019 were $1.620M, down 16% from 2018. R&D expenditures, particularly investment in the development of Enskill®, increased 10%, and sales and marketing expenditures increased by 3%. Administrative expenses, on the other hand, decreased 22%, reflecting increased efficiency in our operations.

Historical results and cash flows:

Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well. Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Since its inception, the Company has raised a total of $1,880,234 through the sale of preferred stock and convertible notes that were subsequently converted into preferred stock. Concurrent with this offering, the Company is seeking to raise up to an additional $3 million from accredited investors through the sale of additional preferred stock in the Company's FlashSeed Preferred Stock series, which have the following terms: (1) preferential rights to receiving distributions upon liquidation of the Company; (2) the right to convert into common stock, initially at a conversation rate of 1:1; (3) automatic conversion to common stock upon the closing of a public offering or the election of the holders of the majority of then outstanding shares of preferred stock; (4) voting rights equal to the number of common shares issuable upon conversion; (5) only those separate rights to approve corporate transactions and changes to the rights of the shares that are specifically required under the laws of the

State of California.

The number of registered Enskill® users is steadily increasing. If this trend continues, the Company may become profitable later this year. The additional funds that we raise through this offering will enable the Company to launch new Enskill® products more quickly and reach a wider audience.

In the past two years, the principal founder has lent the Company funds on a short-term basis to get through periods of low liquidity. This may happen again from time to time until the Company builds a sufficient cash reserve.

The following is a balance sheet summary as of December 31, 2019.

Total assets: $669,000

Total liabilities: $2,074,000

Total shareholders' equity: $(1,405,000)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

In the past two years, the principal founder has lent the Company funds on a short-term basis to get through periods of low liquidity. This may happen again from time to time until the Company builds a sufficient cash reserve.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has ongoing revenues, which contribute to its viability. The ability of the Company to continue as a going concern in the next twelve months is dependent upon its ability to produce additional revenues and/or obtain financing sufficient to meet current and future obligations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum amount, expenses will not change significantly except for the additional funds allocated to marketing. If revenues continue at current levels the Company will be able to continue to operate for at least two months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum funding goal, it will be able to operate for 12 months or more.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company requires additional capital in the future it will undertake an additional capital raise, either from institutional investors or through a private placement.

Indebtedness

- **Creditor:** Bank of the West
  Amount Owed: $398,658.00
  Interest Rate: 5.6%
  Maturity Date: October 01, 2020
  As of April 6, 2020, the Company had an outstanding term loan to Bank of the West with a balance of $398,658. This bears interest of 5.6% per annum, and falls due on Oct. 1, 2020. The Company is currently renegotiating the maturity date with the bank. The debt is secured by property of Alelo's subsidiary Alelo TLT, LLC.

- **Creditor:** Eugene Hale, Sr.
  Amount Owed: $137,615.00
  Interest Rate: 6.5%
  Maturity Date: March 03, 2021
  Secured by Alelo's intellectual property. Starting from 2016 to 2018, the Company received several loans from one of its shareholder, Eugene Hale, Sr., in the total aggregate amount of $700,000. No agreement was put in place for these loans. In 2018, $500,000 was converted to 724,638 shares of Preferred Stock, and the Company made a monthly interest of $2,000 on the remainder balance of $200,000. As of December 31,2019, the outstanding amount on this loan was in the amount of $145,934.69. On March 4, 2020, the Company entered a balloon promissory note agreement with Eugene Hale, Sr. for the outstanding balance of $140,389.88. The loan carries an interest rate of 6.5% and unpaid principal shall be repaid by March 5, 2021.

- **Creditor:** W. Lewis Johnson
  Amount Owed: $745,353.00
  Interest Rate: 6.5%
  Maturity Date: July 30, 2020
  Secured by Alelo's intellectual property. On July 31, 2019, the Company received a loan from one of its shareholders, Lewis Johnson, in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020.

As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $30,000.00
  Interest Rate: 6.5%
  Maturity Date: March 04, 2021
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $20,000.00
  Interest Rate: 6.5%
  Maturity Date: August 20, 2020
  The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $50,000.00
  Interest Rate: 6.5%
  Maturity Date: September 20, 2020
  Secured by Alelo's intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $20,000.00
  Interest Rate: 6.5%
  Maturity Date: September 26, 2020
  Secured by Alelo's intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $30,000.00
  Interest Rate: 6.5%
  Maturity Date: September 30, 2020
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and

mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $40,000.00
  Interest Rate: 6.5%
  Maturity Date: October 15, 2020
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $24,000.00
  Interest Rate: 6.5%
  Maturity Date: December 18, 2020
  Secured by Alelo intellectual property.The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $10,000.00
  Interest Rate: 6.5%
  Maturity Date: February 02, 2021
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $32,000.00
  Interest Rate: 6.5%
  Maturity Date: February 03, 2021
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $14,000.00
  Interest Rate: 6.5%
  Maturity Date: March 01, 2021
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

- **Creditor:** R. Ann Johnson Estate
  Amount Owed: $35,000.00
  Interest Rate: 6.5%
  Maturity Date: March 21, 2021
  Secured by Alelo intellectual property. The Company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate in total amount of $305,000. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31 2020, the loans are all classified as current.

Related Party Transactions

- **Name of Entity:** William Lewis Johnson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: William Lewis Johnson, an owner, provided a loan to the company.
  Material Terms: On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

- **Name of Entity:** R. Ann Johnson Estate
  Names of 20% owners: William Lewis Johnson and Richard Lawrence Johnson
  Relationship to Company: Estate of family member
  Nature / amount of interest in the transaction: The company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate for a combined amount of $305,000.
  Material Terms: The loans are secured by Alelo intellectual property. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31, 2020, the loans are all classified as current.

Valuation

Pre-Money Valuation: $10,478,800.92

Valuation Details:

Our valuation was determined based on the post-money valuation used in the last investment round of the company as of 12/31/19. The valuation is calculated based on internal rate of return (IRR) from future revenues, and has not changed significantly since the last investment round. The valuation takes into account the assets of the business including our intellectual property, management team, customers and ideas. The valuation was created internally without a formal third-party consultation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  These funds will be used to raise broader awareness of our Enskill ® platform, particularly among corporate customers. Target sectors include financial services, hospitality, and retail.

- *Working Capital*
  46.5%
  These funds will provide the Company a cash reserve that it can apply to pursue emerging opportunities, e.g., meet unanticipated requirements in particular sectors.

If we raise the over allotment amount of $1,069,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Additional marketing resources will enable us to build further demand for our Enskill® platform. A portion of these funds will also be used to support our marketing efforts through our subsidiary, Alelo TLT, LLC.

- *Research & Development*
  46.5%
  Additional funds will enable the Company to open up Enskill® to 3rd-party developers in order to build further demand for Enskill®. These funds will also be used to support our work through our subsidiary, Alelo TLT, LLC.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.alelo.com/ (www.alelo.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alelo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alelo Inc.

[See attached]

ALELO, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Alelo Inc
Los Angeles, California

We have reviewed the accompanying financial statements of Alelo, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2020
Los Angeles, California

ALELO, INC.
BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	20,839	$	46,070
Accounts receivable—net		193,651		168,343
Prepaid expenses and other current assets		78,693		83,018
Total current assets		**293,184**		**297,431**
Intangible assets, net		375,844		411,588
Total assets	$	**669,028**	$	**709,019**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	131,786	$	140,126
Credit Card		78,562		81,290
Loan current portion		1,554,340		784,800
Other current liabilities		309,378		130,056
Total current liabilities		**2,074,065**		**1,136,272**
Loan		-		470,895
Total liabilities		**2,074,065**		**1,607,166**
STOCKHOLDERS' EQUITY				
Common Stock		12,462		12,470
Preferred Stock		2,725		2,689
Additional paid-in capital		1,939,981		1,865,160
Retained earnings/(Accumulated Deficit)		(3,360,206)		(2,778,465)
Total stockholders' equity		**(1,405,038)**		**(898,147)**
Total liabilities and stockholders' equity	$	**669,028**	$	**709,019**

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
Net revenue	$	1,850,517	$	2,413,537
Cost of goods sold		691,836		993,299
Gross profit		1,158,681		1,420,237
Operating expenses				
General and administrative		1,223,499		1,565,941
Research and development		396,975		361,421
Total operating expenses		1,620,474		1,927,361
Operating income/(loss)		(461,793)		(507,124)
Interest expense		119,652		64,998
Other Loss/(Income)		(2,925)		(18)
Income/(Loss) before provision for income taxes		(578,520)		(572,104)
Provision/(Benefit) for income taxes		3,220		1,600
Net income/(Net Loss)	$	(581,740)	$	(573,704)

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019 and 2018
(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2017	**12,484,191**	**$ 12,484**	**289,856**	**$ 290**	**$ 362,613**	**$ (2,204,761)**	**$ (1,829,374)**
Net income/(loss)	-	-	-	-	-	(573,704)	(573,704)
Share based compensation	-	-	-	-	-	-	-
Repurchase of common shares	(15,000)	(15)			(285)		(300)
Issuance of preferred shares	-	-	2,398,889	2,399	1,502,832	-	1,505,231
Balance—December 31, 2018	**12,469,191**	**$ 12,469**	**2,688,745**	**$ 2,689**	**$ 1,865,160**	**$ (2,778,465)**	**$ (898,147)**
Net income/(loss)	-	-	-	-	-	(581,740)	(581,740)
Share based compensation	-	-	-	-	-	-	-
Repurchase of common shares	(7,500)	(8)			(143)		(150)
Issuance of preferred shares	-	-	36,232	36	74,964	-	75,000
Balance—December 31, 2019	**12,461,691**	**$ 12,462**	**2,724,977**	**$ 2,725**	**$ 1,939,981**	**$ (3,360,206)**	**$ (1,405,038)**

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(581,740)	$	(573,704)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization expenses		35,744		35,744
Bad debt expense		9,918		-
Changes in operating assets and liabilities:				
Accounts receivable		(35,226)		12,128
Prepaid expenses and other current assets		4,325		(3,767)
Accounts payable and accrued expenses		(8,340)		63,410
Credit Cards		(2,728)		14,263
Other current liabilities		179,322		(487,567)
Net cash provided/(used) by operating activities		**(398,727)**		**(939,494)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loan		384,948		146,500
Repayment of Loan		(86,302)		(974,000)
Repurchase of Common Shares		(150)		(300)
Issuance of Preferred Shares		75,000		1,505,231
Net cash provided/(used) by financing activities		**373,496**		**677,431**
Change in cash		(25,231)		(262,063)
Cash—beginning of year		46,070		308,133
Cash—end of year	$	**20,839**	$	**46,070**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	77,984	$	36,900
Cash paid during the year for income taxes	$	3,220	$	1,600
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

ALELO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

1. SUMMARY

Alelo, Inc., was formed in 2005 in the state of California. The financial statements of Alelo, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Alelo uses artificial intelligence to help people realize their potential. People around the world use Alelo's AI simulations to develop and assess communication skills and interpersonal skills.

Alelo developed its technology originally to help military members quickly learn foreign languages and cultures before they deploy overseas. It helped reduce conflicts and even save lives. It now makes this technology available via the cloud to everybody, to help them overcome the communication problems they face in the workplace every day. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform.

Alelo is a Hawaiian word meaning tongue or language. Alelo also refers to the tip of a traditional Hawaiian canoe paddle, which cuts into the water and propels the canoe forward. It is thus a metaphor for a leading-edge company that is charting a course to the future of learning and assessment.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Alelo, Inc., and completely owned subsidiaries over which Alelo, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Alelo, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognize revenues from Companies and educational institutions purchase subscriptions to Alelo simulation-based training and assessment products, and from a service fee charge to customers to support users accessing the custom AI simulations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

ALELO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 6, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that

existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid expenses and other current assets				
Deposits	$	58,893	$	61,283
Prepaid expenses		19,801		21,735
Total Prepaid expenses and other current assets	$	**78,693**	$	**83,018**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Accrued expenses	$	196,497	$	122,056
Unearned revenue		112,881		8,000
Total Other Current Liabilities	$	**309,378**	$	**130,056**

4.   INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2019 and 2018, consisted of the following:

As of Year Ended December 31,	2019	2018
Intangible assets	$ 578,018	$ 578,018
Patents	320,857	320,857
Capitalized software costs	232,697	232,697
Licences	15,263	15,263
Trademarks	9,200	9,200
Accumulated amortization	(202,174)	(166,430)
Intangible assets, Net	$ 375,844	$ 411,588

Amortization expense was $35,744 and $35,744 for the years ended December 31, 2019 and 2018, respectively.

The following table outlines future amortization expense as of December 31, 2019:

Period	Amortization expense
2020	35,744
2021	35,744
2022	35,744
2023	35,744
Thereafter	232,868
Total	$ 375,844

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 30,000,000 shares designated as $0.001 par value common stock. Of the 30,000,000 common shares authorized, as at December 31, 2019, approximately 12,461,691 shares were issued and outstanding.

During fiscal year 2018 the Company repurchased 15,000 common shares from one of the founders for $300.

During fiscal 2019 the Company has repurchased 7,500 common shares form one of the founders for $150.

Preferred Stock

The Company's authorized share capital as of December 31, 2019 consisted of 12,000,000 shares preferred stock. During fiscal year 2019, the Company issued 36,232 of the preferred shares in return for $75,900 in cash.

The Company's authorized share capital as of December 31, 2018 consisted of 12,000,000 shares preferred stock. During fiscal year 2018, the Company issued 2,398,889 of the shares in return for $1,505,231in cash.

6. DEBT

Shareholder's loans

The company received several loans from their shareholders.

On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

During 2019, the Company received 6 loans from one of its shareholder Ann Johnson in total amount of $214,000. The loans carry an interest rate of 6.5% per annum and mature in 2020. As of December 31, 2019, the loans have an outstanding balance of $214,000 and complete amount is classified as current.

Starting from 2016 to 2018, the Company received several loans from one of its shareholder Eugene Hale in the total amount of $700,000. No agreement was put in place for this loan. In 2018, $500,000 were converted to 724,638 preferred shares, and the company made a monthly interest of $2,000 on the remainder balance of $200,000. As of December 31,2019, the outstanding amount on this loan was in the amount of $145,934.69. On March 4, 2020, the company entered a balloon promissory note agreement with Eugene Hall Sr for the outstanding balance of $140,389.88. The loan carries an interest rate of 6.5% and unpaid principal shall be repaid by March 5, 2020.

Bank of the West Loan

On October 12, 2017 the Company received a loan from Bank of the west in the amount of $5000,000. The loan carries an interest rate of 6.5% per annum and matures on October 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $420,658 and complete amount is classified as current.

The following table outlines future schedule of principal payments:

Period	
2020	1,554,340
2021	-
2022	-
2023	-
Thereafter	-
Total	**$ 1,554,340**

ALELO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (151,892)	$ 110,685
Valuation Allowance	151,892	(110,685)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, are as follows:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (957,461)	$ (573,941)
Valuation Allowance	957,461	573,941
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $678,817. The Company had state NOL carryforwards of approximately $283,645. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Colorado jurisdictions for each year in which a tax return was filed.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases premises under operating lease arrangements expiring in 2021. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

Year	Obligation
2020	$ 179,404
2021	191,704
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 371,107**

Rent expense for the year ended December 2019 and 2018 was $166,607 and $260,485, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY

The company received several loans from their shareholders.

On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

During 2019, the Company received 6 loans from one of its shareholder Ann Johnson in total amount of $214,000. The loans carry an interest rate of 6.5% per annum and mature in 2020. As of December 31, 2019, the loans have an outstanding balance of $214,000 and complete amount is classified as current.

Starting from 2016 to 2018, the Company received several loans from one of its shareholder Eugene Hale in the total amount of $700,000. No agreement was put in place for this loan. In 2018, $500,000 were converted to 724,638 preferred shares, and the company made a monthly interest of $2,000 on the remainder balance of $200,000. As of December 31,2019, the outstanding amount on this loan was in the amount of $145,934.69. On March 4, 2020, the company entered a balloon promissory note agreement with Eugene Hall Sr for the outstanding balance of $140,389.88. The loan carries an interest rate of 6.5% and unpaid principal shall be repaid by March 5, 2020.

During 2020 the Company has received 5 loans from one of its shareholder Ann Johnson in total amount of $126,000. The loans carry an interest rate of 6.5% per annum and mature in 2021.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

During 2020 the Company has received 5 loans from one of its shareholder Ann Johnson in total amount of $126,000. The loans carry an interest rate of 6.5% per annum and mature in 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and had an accumulated deficit of $3,360,206 and $2,778,465 as of December 31, 2019 and 2018, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Alelo
Artificial Intelligence Avatar-Based Training




| ⊘ Website | 📍 Los Angeles, CA | | TECHNOLOGY |

$0.00 raised ⓘ

| 0 | Days Left |
| Investors | |

| $0.69 | $10.5M |
| Price per Share | Valuation |

| Equity | $276.00 |
| Offering Type | Min. Investment |

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

A world leader in AI avatar-based simulation training for government and academic applications is now expanding its global offerings into the high-demand need for corporate training and hiring. In a time of social distancing due to COVID-19, Alelo's remote training methods are transforming communication and language skills worldwide.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Alelo's proven track record with AI avatar-based training for government and academic applications makes us uniquely qualified to meet these fast-growing corporate training needs.

- Your investment will propel Alelo's global expansion into the high-demand enterprise market. Our new corporate products are developed and already in use.

- The need for social distancing due to the COVID-19 pandemic is driving demand for effective online learning solutions. Alelo has been ahead of the curve on

remote learning and is poised to meet this vital and growing demand.



A Note from Lewis Johnson, Alelo President and CEO

"Who is Alelo?"

We're not a startup. I founded Alelo in 2006 to help people realize their potential using artificial intelligence and natural language processing. With over 500,000 users, we are the world leader in AI avatar-based training. Since our inception, Alelo has generated over $55 million in revenue.

Our customers include the U.S. Department of Defense, Joint Staff J7, U.S. Marine Corps, U.S. Army, the Office of Naval Research, NATO and the governments of Australia, Germany and the UK. Our academic customers include major universities across the globe.

"Why is Alelo poised to succeed?"

- *The shortage of workers with effective communication skills is three times greater than the shortage of workers with software engineering skills.*

- *Alelo's AI avatar-based products reduce training costs while improving effectiveness when compared to conventional training. Our extensive experience in government and academic applications consistently proves this.*

- *Alelo's training products are more than state-of-the-art AI, natural language*

processing, and speech recognition technology. They're built on a comprehensive knowledge base of language, culture, behavior and gestures.

- *Our established products for government and academic applications provide us with a stable fiscal platform for growth into the corporate market. We expect the government and academic markets to grow as well.*

Lewis Johnson
President and CEO, Alelo

*Revenue data included in this campaign incorporates revenues from Alelo Inc. and its subsidiary, Alelo TLT, LLC

THE PROBLEM

Technology and globalization are changing the workforce

Organizations around the world desperately need people who can communicate effectively because these skills are difficult to automate. Yet most workers do not receive adequate training in how to communicate effectively.

Why behavior changes seldom last with traditional training

Method  Barriers

Method	Barriers	
Live classrooms	**Practice and feedback are limited.** Practicing in front of peers is intimidating.	
One-on-one coaching	Limited to higher echelons due to **high costs.** Evaluations can be **subjective** and leave **knowledge gaps.**	
E-learning	**Limited practice** opportunities. **No effective,** personalized feedback. **Difficult** to customize.	

THE SOLUTION

Alelo's patented AI training products


PC
MAGAZINE
"Alelo Enskill®...lets you practice authentic communication with artificially intelligent on-sceen characters."

ENSKILL® EPC

Enterprise Training & Hiring

- ***Identifies the best job candidates faster, at lower costs***
- ***Improves relationships with customers, buyers, and co-workers***
- ***Assesses and develops leadership skills more effectively***

Online role-playing with interactive AI avatars assesses and improves an employee's skills at communication, leadership, negotiation, collaboration, sales, and customer service.

Watch Enskill® EPC in action


portunity: Use AI
Benefits: Lower costs, better learning outcomes

ENSKILL® ENGLISH

English Language Education

- ***Helps students build proficiency and self-confidence***
- ***Reduces English teacher workloads while making their work more rewarding***
- ***Makes classroom learning more effective with better prepared students***

English Language Learners (ELLs) develop verbal skills through online role-playing with simulated native English speakers. Enskill® English has been used at higher-ed institutions in 21 countries.

Watch Enskill® English in action


Trip to NYC
May 1 – May 7
$300 Budget
HAMLET
New York City
May 1, 8PM
Row V, Seat 139

CUSTOMIZED

Government Personnel Training

- ***Faster, more effective culture and language training for overseas deployments***
- ***Reduces conflict and saves lives***

Alelo leads the industry in virtual culture and language training for government personnel on overseas deployment. Using avatar-based and game-based training, learners improve how to communicate with local populations faster, more effectively and at lower cost than conventional training.

Watch government training in action


Courses of Action
COA on/off
Compliment him
Tell him you want to help with the project
Introduce yourself as John
Expand
Perform



Youssef: Hello.

THE MARKET

We're pursuing 3 different markets



Market 1:

Meet a soaring demand for corporate AI-based training and hiring



Communication skills are the #1 skill gap among American workers and a barrier to advancement.1
Large companies are losing an average of $62.4M per year from inadequate communication.2
Enterprises are looking for better ways to evaluate job candidates. Hiring and firing people with the wrong skills is a significant drain on profits.
Companies are rapidly adapting to meet social distancing needs for training and hiring in response to COVID-19.

[1]LinkedIn

[2]SHRM Study

SHRM Study

Market 2:
Expand our strong presence in academic AI-based training



The **worldwide market f**or English language learning is **$63B.**[3]

EN

Higher education has been increasingly moving toward **digital learning solutions.** Laureate International Universities, with more than 150 campuses in 10 countries, is moving **100% online** and has partnered with Alelo in the transition.

Academic institutions worldwide are **rapidly adapting** their curricula to meet social distancing **in response to COVID-19.**

[3] ESL Market Size

Market 3:
Continue as the leader in government AI-based training



The U.S. government spends **$1433 per employee** each year for training and currently employs over 2 million workers.[4]

The use of **digital learning solutions** by governments worldwide has dramatically increased.[5]

Governments worldwide are rapidly adapting to meet **social distancing** needs for the training of their personnel in response to COVID-19.



[4] Employee Training Cost
[5] Digital Learnings Increase

Alelo by the numbers







OUR TRACTION

We've already secured high-profile customers and awards



InsightSuccess 10 Most Trusted Simulation Providers of 2018



2 consecutive years on Military Training Technology's global list for significant impact on military training



5 consecutive years as an MT2 Top Simulation & Training company for significant impact on military training



Outsell's 30 to Watch list of young emerging companies in 2017



Prestigious 2017 IFAAMAS award for influential paper on animated agent technology



Finalist for British Council's 2019 ELTons Award for Digital Innovation in English Language Teaching



Air Force Small Business Innovative Research recognizes Alelo as a success of its program for R&D with the potential for commercialization

Our Customers

    

VIRTUAL VIRGINIA JKO JOINT KNOWLEDGE ONLINE Otsuka LAUREATE EDUCATION INC

WHAT WE DO

Alelo training: based on the science of how people learn

> "Alelo is pioneering new avenues of personalized education."
>
> **HUFFPOST**

Repeated practice is essential to creating new habits.
Effective training means creating new habits. Increased training repetitions help instill new behavior patterns.

Avatar-based simulations reduce anxiety, encouraging more practice.
Fear of public failure depresses the willingness to repeat any training. Private AI simulations reduce anxiety.

Real-time personalized feedback improves learning speed and retention.
The immediate feedback of AI simulations gives the trainee a faster, surer path to building new behavior.

Data is collected from each trainee, improving the training for everyone.
With the ability to record each trainee's performance, Alelo's AI-based simulations allow for continual machine-learned improvements to the AI models and methods.

What makes **Alelo AI-based** training so effective?

#1

#2

#1
Practice is in a **non-intimidating** private setting

#2
Feedback is real-time and based on analyzed data

#3
Learning is **personalized** and **enhanced** through AI

#4
Repeated practice allows **new habits to form**

#5
Role-playing in realistic scenarios **builds confidence**

#6
Easily **scalable** to multiple people in an organization

THE BUSINESS MODEL

Alelo SaaS business model

Customers pay Alelo a subscription fee based on the number of learners using the platform. Compared to traditional training methods, Alelo's tiered pricing reduces the cost-per-person and lowers total costs. Every learner gets the same high-standard of AI-based training with ample practice and personalized, real-time feedback. Customers can affordably scale the training throughout their organization without compromising quality.

Subscription fee

based on the number of
learners using the platform

THE VISION

Our vision for the future

We envision a world where all learning is available online and delivered using AI avatars. Every learner will get the personalized instruction they need, when and where they need it. Organizations around the world will use Alelo tools to create their own avatar-based training simulations, and use Alelo's servers to deliver them to their employees. This will make Alelo the platform of choice for experiential learning.

WHY INVEST

Help expand our grasp on the market

Your investment will be used primarily to expand Alelo's market share in the corporate enterprise sector by leveraging our industry-leading position in the higher education and government sectors. These new investments will also fund additional research and development to further improve our best-in-class AI training products.


alelo
Virtual Virginia
Chinese I
PREV
INDEX
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Our AI training works...



"VCATs are an outstanding training resource for the Department of Defense. Alelo's work on the VCATs has always been of the highest standard."

Cathleen Moran, former program manager for the VCAT program at Joint Knowledge Online



"Through your program, our sailors will be better equipped to face the challenges demanded by a blue-water Navy in an increasingly globalized world."

LTJG Sam Gitlitz, VAW-126 Intelligence Office



"We chose Alelo to work with us because they offer both a leading-edge approach and a proven track record."

Gordon Lewis, former vice president of Laureate's Language Services division



"If you want your students to have more self-confidence, Alelo is going to be your best option. The students love it."

Erendira Yadira Carrera Garcia, program director at UVM Toluca Campus

"Alelo is a great tool for people who are shy or don't like to speak English in front of a group. You can practice and improve a lot."

Enskill English student



August 2005

DARPA Award

Defense Advanced Research Projects Agency (DARPA) funds USC research for military game-based training, leading to patented AI technology and a DARPA Significant Technical Achievement Award



January 2006

January 2008

Alelo Games Save Lives

AI-driven games effectively teach the language and culture of Iraq and Afghanistan to U.S. military personnel deploying overseas, reducing conflict and saving lives

July 2016

SBIR Success Story

After $23M in revenue and AI trainers for over 90 countries, the Small Business Innovative Research (SBIR) recognizes Alelo as a commercial success

January 2018

Alelo Raises $1.6 Million!

Regulation D Offering through Flashfunders provides funding to develop Alelo Enskill, offer it globally, and enhance it with new patent-pending technology



May 2018

June 2019

2019
ELTons
innovation awards
finalist
Digital innovation

British Council Award Finalist

The British Council recognizes Alelo Enskill as a finalist for the ELTons award for digital innovation in English language teaching

December 2019

Alelo Surpasses 500,000 Users

The number of people who have used Alelo products reaches 400,000 in the US, 100,000 internationally

April 2020

Alelo Launches on StartEngine!

Alelo seeks $1M from everyday investors to enhance Enskill® for corporations and higher-ed institutions, open up Enskill to 3rd-party developers, and continue global expansion







May 2020

August 2020

New Enskill Feature Automates Hiring

Enskill automatically assesses the communication skills of job applicants in simulated work settings, so that hiring managers can focus on the best candidates (ANTICIPATED)









January 2021

Enskill Builder Launches

New machine-learning tools let anyone create their own Enskill simulations and content, increasing adoption of Enskill as the platform of choice









commercial success story of its program

Alelo Launches!

Alelo spins out of USC to commercialize the ground-breaking technology. Grants from the Small Business Innovative Research (SBIR) program push the technology even further



Alelo Enskill® Adopted Throughout Latin America

Higher-ed institutions in Brazil, Chile, Costa Rica, Mexico, Honduras, Peru, and other countries start using Alelo Enskill® English to improve communication skills



Enskill VR Interface Released

Military advisors practice advanced language and cultural skills with avatars in VR simulations of overseas missions (ANTICIPATED)







the platform of choice for AI simulations (ANTICIPATED)

Press

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Meet Our Team



Lewis Johnson
President and CEO

Dr. Johnson is an internationally recognized expert in AI in education. For his work on the the first Alelo immersive game, Tactical Iraqi, he won DARPA's Significant Technical Achievement Award. He has been a past President of the International AI in Education Society, and was co-winner of the 2017 Autonomous Agents Influential Paper Award for his work in the field of pedagogical agents. He has been invited to speak at international conferences such as the International Conference on Intelligent Tutoring Systems, and presented a Distinguished Lecture at the National Science Foundation.





Karen Chiang
Board Member

Karen Chiang has been involved in language learning and testing in academic and workplace applications for over 30 years. Prior to working with Alelo she was VP of sales at Pearson and was responsible for talent solutions and commercialization of the Versant language assessment products which utilize automated scoring. Karen



Eli Eisenberg
Interim CFO & Consultant

Eli Eisenberg has 40 years of experience in Accounting and Financial management, including working with start-up and early stage companies since 1979. He founded Straight Line Management in 1991 to provide services as acting/interim CFO for more than 60 early stage companies and numerous financings. Eli works as a



Cliff Kamida
Vice President for Production

Cliff Kamida has over twenty years of experience in interactive media production. Prior to joining Alelo as Senior Project Manager for Alelo's Virtual Cultural Awareness Trainers (VCATs), Mr. Kamida produced computer and video games for Knowledge Adventure and the Walt Disney Company,



Brenda Lindsay
Senior Project Manager

Ms. Lindsay is a Senior Project Manager at Alelo Inc. Ms. Lindsay has collaborated with corporate, government and higher education clients to create successful language and culture products. She also provided management support for the creation and deployment of Alelo's educational portal and back-end systems. Prior to

utilize automated scoring. Karen has experience in international and business development in emerging markets such as India.



financings. Ed works as a consultant for Alelo, Inc. as Interim CFO.



and was Director of Partner Implementation at NearU Search, a mobile marketing company. He has also taught courses in Game Design and Game Production Management at National University. He received his B.A. in Journalism from the University of Hawaii.



back-end systems. Prior to coming to Alelo, Ms. Lindsay worked in the educational software field for nine years. She holds an MBA from Pepperdine University and a Project Management Professional (PMP) certificate.





Richard Koffler
Board Member

Richard Koffler is a C-level executive who has been successfully launching and growing technology ventures for over 35 years. He is a former member of the Tech Coast Angels, founding member of the Tech CEO Network, past president of both the Los Angeles Venture Association and the Technology Council of Southern California, and advisor to the California Emerging Technology Fund and the Wells Fargo Center for Small Business and Entrepreneurship at California State University, Northridge. Richard holds computer science degrees from the Massachusetts Institute of Technology and the University of California, Berkeley.





Alicia Sagae
Principal AI Engineer

Dr. Alicia Sagae is a specialist in Natural Language Processing with over 15 years of experience as a Scientist and Principal Investigator. She has executed and published work on a variety of topics in Artificial Intelligence. These include Machine Translation, Text Classification, Textual Reasoning, BioNLP, and AI for Education. Since 2008 Dr. Sagae has helped the Alelo team to develop critical new technologies, such as personalized skill assessments for learners and AI-driven language interpretation. These technologies strengthen Alelo's role as a leader in Intelligent Systems for Education and Training.





Tom Chun
Board Member

Thomas Lyman Chun is a private investor. He served previously on the board of directors of Maxtor Corporation (NYSE) and on the board of advisors of Logitech International S.A. (NASDAQ). He was also a founder and first chairman of the board of the Corporation for Open Systems, a consortium of America's leading computer and communications companies, and served as an industry spokesman to technology companies and the press in Europe, Asia and the U.S.. Mr. Chun was a vice president of Tandem Computers (NASDAQ) and SyQuest Technology (NASDAQ) as well as a founder and CEO of several start-ups. He holds a BA from Yale, a JD from Harvard, and an MBA from Stanford, and he studied international economics in the doctoral program at the Ecole de Hautes Etudes en Sciences Sociales in Paris. He has been a lifetime language learner and has studied French, Spanish, Chinese, Russian, Italian, German and Arabic through a variety of online and classroom methods.



Offering Summary

Company	:	Alelo Inc.
Corporate Address	:	5200 W Century Blvd. Suite 290, Los Angeles, CA 90045
Offering Minimum	:	$9,999.48
Offering Maximum	:	$1,069,999.56
Minimum Investment Amount (per investor)	:	$276.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	14,492
Maximum Number of Shares Offered	:	1,550,724
Price per Share	:	$0.69
Pre-Money Valuation	:	$10,478,800.92

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

72-Hour Early Bird Bonus

Invest within the first 72 hours and receive additional bonus shares equal to 15% of the shares you purchased.

One-Week Early Bird Bonus

Invest within the first week and receive an additional 10% of the shares you purchased.

Two-Week Early Bird Bonus

Invest within the first two weeks and receive an additional 5% of the bonus shares you purchased.

Amount-Based Perks*

$500 – Exclusive 1-Year Subscription

Normally only available to corporate clients, get an exclusive 1-year individual subscription to Enskill® EPC or Enskill® English to hone your communication skills with our AI avatars.

$1,000 – Investor Video Conference

Get the Exclusive 1-Year Subscription perk plus get insider information on Alelo in the quarterly Investor Video Conference, including what's new with Alelo, advancements in Alelo's cutting-edge technology, and Alelo's vision moving forward.

$1,500 – Bonus Gift Subscription

Get the Exclusive 1-Year Subscription and Investor Video Conference perks, plus a bonus gift subscription for someone you know to Enskill® EPC or Enskill® English to hone his/her communication skills with our AI avatars.

$10,000 – Company Tour + Avatar in Your Image

Spend the night at the Luxe Sunset or Luxe Rodeo Drive and tour Alelo. Plus get an avatar made in your image! Share it by phone or social media, and we'll even use your avatar in our products, if you agree. Airfare to Los Angeles not included.

The 10% Bonus for StartEngine Shareholders

Alelo Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering (the "10% Bonus"). For example, if you buy 100 shares of Common Stock at $0.69 / share, you will receive an extra 10 shares of Common Stock, meaning you'll own a total of 110 shares of Common Stock for $69. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

* All of the foregoing perks occur when the offering is completed.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the securities. However, this proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000:

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Overall, Alelo has developed cultural language products for 90 countries around the world.

Alelo started providing learning products for military government customers. The first battalion of Marines to return from Iraq without any combat fatalities had learned Arabic language and culture using an Alelo game. The local people felt that they had more appreciation for their local language and culture than any other marines that they encountered before.

The world at work is changing. Automation. Artificial Intelligence. These are making many traditional jobs obsolete. To adapt to today's work environment, people constantly need to develop new skills and do it quickly. Conventional education simply isn't up to the challenge.

Enskill® opens this up now. Part of what makes it very easy for people to access is that it just runs in any web browser on any device that basically supports a microphone. A student in Peru if they want to learn English, they pull up their laptop or their tablet, they bring up a web browser, they connect to the Enskill® simm server. And then up comes a role-play simulation… a character on their screen. And then they can just start talking with that character who will respond to them.

"What do you do for fun? I spend a lot of time playing sports. Where do you play Soccer? Sometimes I go to Super Sport Seven over on Center Street. "

As learners are interacting with Enskill®, it's constantly collecting data of what responses the learners are giving. And so, we use that data to continuously retrain and improve the AI. It has really been a game-changer, this ability to collect data and then use it to improve the performance of the platform.

Enskill® teaches you how to communicate in real-world situations. So, you're not just learning vocabulary, grammar… you are learning what you actually say in a particular encounter with somebody on the street, on the job. There you are learning the culture of interaction as well as the language. And that applies in the work environment too because every work environment has its own culture.

Professionals in service industries such as healthcare and hospitality can use Enskill® to improve their communication with customers. A nurse needs to be able to communicate effectively with patients, with caregivers. So, we can use this Enskill® platform to role-play different types of conversations that nurses might have with patients or other caregivers.

What makes Enskill® so powerful for learning is it gives people an added measure of confidence. When they are in the real-world situation, they know they can handle it because they've already handled it in the simulation.

Now that we have the platform in place, we're in a position where we can scale this up rapidly. So, investment will allow us to expand our range of online offerings. It will make it possible for us to partner with more major online publishers and will enable us to provide organizations with tools so that they can create their own role-play simulations on the Enskill® platform.

We see trends of online learning becoming increasingly global. So, there is going to be an increasing for technologies that can provide effective online learning globally. And we're going to be a key part of that.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

2847694



State of California
Secretary of State

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of __2__ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



THE GREAT SEAL OF THE STATE OF
EUREKA
CALIFORNIA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JAN 1 2 2006

BRUCE McPHERSON
Secretary of State

Sec/State Form CE-107 (REV 03/31/05)

OSP 05 94200

2847694

ARTICLES OF INCORPORATION
OF
ALELO, INC.

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JAN - 3 2006

I

The name of this Corporation is: Alelo, Inc.

II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and complete address in the State of California of this Corporation's initial agent for service of process is:

W. Lewis Johnson
13101 West Washington Boulevard
Suite 413
Los Angeles, CA 90066

IV

The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

A. This Corporation is authorized to issue two classes of shares, designated, respectively, "Preferred Stock" and "Common Stock," par value $0.001 per share. The number of shares of Preferred Stock authorized to be issued is 5,000,000 and the number of shares of Common Stock authorized to be issued is 15,000,000.

B. The Preferred Stock may be divided into such number of series as the Board of Directors of this Corporation may determine. The Board of Directors of this Corporation is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Stock or any series thereof with respect to any wholly unissued class or series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors of this Corporation, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors of this Corporation originally fixing the number of shares constituting any series, may increase or decrease

(but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of that series.

IN WITNESS WHEREOF, the undersigned has executed the foregoing Articles of Incorporation this 3rd day of January, 2006.



Daniel F. Plucinski
Incorporator

A0803550

2847694

FILED JRM
Secretary of State
State of California

OCT 0 2 2017

lu

RESTATED

ARTICLES OF INCORPORATION OF

ALELO INC.

The undersigned President and Secretary hereby certifies that:

ONE: He is the duly elected and acting President and Secretary of Alelo Inc. (the "**Corporation**").

TWO: The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety in the form attached hereto as EXHIBIT A, which exhibit is incorporated by reference as if fully set forth herein.

THREE: The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

FOUR: The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of shareholders of the Corporation in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation is 12,489,191 shares of common stock. The number of shares of common stock voting in favor of the amendment and restatement of the Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding shares of the common stock of the Corporation. No preferred stock is outstanding.

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge:

Name: W. Lewis Johnson
Title: President and Secretary

August 31, 2017
Date

EXHIBIT A

ARTICLE I

The name of the Corporation is Alelo Inc. (the "**Corporation**").

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The total number of shares of stock that the corporation shall have authority to issue is 42,000,000, consisting of 30,000,000 shares of Common Stock, $0.001 par value per share (the "**Common Stock**"), and 12,000,000 shares of Preferred Stock, $0.001 par value per share (the "**Preferred Stock**"). The first series of Preferred Stock shall be designated "**FlashSeed Preferred Stock**" and shall consist of 8,300,000 shares.

The Board (as defined below) is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock other than FlashSeed Preferred Stock, and to fix the number of shares constituting any such series of Preferred Stock other than FlashSeed Preferred Stock and the designation of such series of Preferred Stock other than FlashSeed Preferred Stock. Subject to compliance with applicable protective voting rights that have been or may be granted to Preferred Stock or any series thereof in the Corporation's Articles of Incorporation or in any resolution or resolutions of the Board originally fixing the number of shares constituting any series of Preferred Stock ("**Protective Provisions**"), but notwithstanding any other rights of Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation, preferences, redemption and/or approval of matters by vote or written consent), or senior to, any of those of any present or future class or series of Preferred Stock or Common Stock. Subject to compliance with applicable Protective Provisions, the Board is also authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of that series. Subject to any contrary provisions of any series of Preferred Stock, in case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

4840-0257-0318, v. 3

ARTICLE IV

The terms and provisions of the Common Stock and FlashSeed Preferred Stock are as follows:

1.   <u>Definitions</u>. For purposes of this ARTICLE IV, the following definitions shall apply:

(a)   **"Board"** means the Board of Directors of the Corporation.

(b)   **"Conversion Price"** means $0.69 per share for the Flash Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(c)   **"Distribution"** means the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder.

(d)   **"Flash Preferred"** shall mean the FlashSeed Preferred Stock.

(e)   **"Liquidation Event"** means any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(f)   **"Liquidation Preference"** shall mean the Original Issue Price plus any declared and unpaid dividends on such shares.

(g)   **"Original Issue Price"** shall mean $0.69 per share for the Flash Preferred (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(h)   **"Recapitalization"** shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2.   <u>Dividend Rights</u>. In the event that dividends are paid on any share of Common Stock (other than dividends on Common Stock payable in additional shares of Common Stock), the Company shall pay a dividend on all outstanding shares of Flash Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

3.   <u>Liquidation Rights</u>

(a)   <u>Liquidation Preference</u>. In the event of any Liquidation Event, the holders of the Flash Preferred shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Flash Preferred held by them equal to the greater of (i) Liquidation Preference for such share of Flash Preferred and (ii) such amount per share as would have been payable had all shares of Flash Preferred been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the **"Liquidation Preference Amount"**). If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Flash Preferred are insufficient to permit the payment to such holders of the full amounts specified in this <u>Section 3(a)</u>, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Flash Preferred in proportion to the full amounts they would otherwise be entitled to receive pursuant to this <u>Section 3(a)</u>.

(b)   <u>Remaining Assets</u>. In the event of any Liquidation Event, after the payment or setting aside for payment to the holders of Flash Preferred of the full Liquidation Preference Amount, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c)   <u>Valuation of Non-Cash Consideration</u>. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board.

4.   <u>Conversion</u>. The holders of the Flash Preferred shall have conversion rights as follows:

